Poniard Pharmaceuticals, Inc.	7000 Shoreline Ct, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.583.3789 fax

December 14, 2007

VIA EDGAR

Mark Brunhofer

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, NE

Washington, D.C.  20549

Re:	Poniard Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-16614

Dear Mr. Brunhofer:

This letter sets out the responses of Poniard Pharmaceuticals, Inc. (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the year ended December 31, 2006, as set forth in your letter dated November 1, 2007, which are in addition to the Staff comments set forth in its letter dated August 22, 2007.  Our response to the August 22, 2007 letter is contained in a letter to the Staff dated September 6, 2007.

For your convenience, we have included the Staff’s comments in italicized text, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 13.  Acquisition of Picoplatin, p. 70

1.   Please clarify for us whether you licensed the rights to the picoplatin molecule or whether you licensed a formulation that incorporates the picoplatin molecule.

Response to Comment No. 1

The Company licensed the rights to the picoplatin compound (the “picoplatin compound”), or molecule, from AnorMed, Inc. (subsequently acquired by Genzyme Corporation) on April 2, 2004 and amended the license agreement on September 18, 2006.  The chemical name for the picoplatin compound is [SP-4-3]-amminedichloro(2-methlyphyridime)platinum(II).  The Company’s license also includes any formulation that contains the picoplatin compound as the active pharmaceutical ingredient.  While AnorMed had developed other formulations incorporating picoplatin which are covered by the license, it was the intravenous formulation (the “IV formulation”) and associated know-how that was central to the Company’s purchase decision.  In summary, the Company licensed both the picoplatin compound and any formulations that incorporated the picoplatin compound.

The Company has not performed any research to modify the chemical structure of the picoplatin compound since the date the license was acquired.  The picoplatin compound is the active pharmaceutical ingredient for the IV formulation.  The Company’s ongoing clinical trials in certain solid tumor cancer indications, which are discussed below, use the IV formulation that was developed prior to license acquisition.  Accordingly, the Company uses the picoplatin compound and the IV formulation in the same forms that existed at the time it acquired its license.  Further, the Company used the IV formulation as the basis upon which to assess the acquired asset’s alternative future uses because the IV formulation was central to the Company’s determination of value of the purchased asset and acquisition decision.

2.   Please summarize for us the development history of picoplatin in chronological order.  In this regard, please explain to us what preclinical and clinical studies were performed on the molecule prior to your acquisition.  In addition, please explain to us the nature of all preclinical efforts (including any formulation activities and animal toxicity studies) and clinical trials you undertook on picoplatin since your acquisition of the rights to the molecule.

Response to Comment No. 2

(a)  A summary of the development activities pertaining to picoplatin prior to the Company’s acquisition of its picoplatin license is provided in Exhibit A, which is attached to this letter.  The Exhibit lists preclinical and clinical studies that were conducted prior to the Company’s acquisition of its picoplatin license. These studies related to both the picoplatin compound and to the IV formulation.

(b)  Subsequent to the Company’s acquisition of its picoplatin license, it has not performed any toxicity studies or studies to develop a new intravenous formulation for picoplatin. Also, it has not engaged in the discovery of a new chemical compound by modifying the picoplatin chemical structure.  Subsequent to the execution date of the license agreement, the Company has used the IV formulation, as developed previously, for its current ongoing clinical studies in three different solid tumor cancers, small cell lung cancer, prostate cancer and colorectal cancer, as summarized below:

•      Phase 2 study in small cell lung cancer, initiated in 2005
Trial of intravenous picoplatin in small cell lung cancer designed to confirm and expand data supporting the efficacy of picoplatin as a single agent in the treatment of patients with platinum-refractory or -resistant small cell lung cancer. (A smaller Phase 2 study in small cell lung cancer was performed prior to the Company’s acquisition of picoplatin by AnorMed.)

•      Phase 1/2 study in metastatic colorectal cancer, initiated in 2006
Trial to evaluate the efficacy and safety, including neuropathy, of intravenous picoplatin in combination with 5-FU and leucovorin, FOLPI versus FOLFOX for the first-line treatment of metastatic colorectal cancer (CRC).  The objective of this proof-of-concept trial is to demonstrate that picoplatin can be used as a first-line chemotherapeutic agent with a favorable toxicity profile compared to oxaliplatin.

•      Phase 1/2 study in hormone refractory prostate cancer, initiated in 2006
Phase 1 trial of intravenous picoplatin in chemotherapy-naïve hormone-refractory prostate cancer (HRPC) patients explored increasing doses of picoplatin in combination with docetaxel and prednisone. Previous safety data were confirmed, showing that the picoplatin and docetaxel combination was well tolerated with no evidence of the neurotoxicity or kidney toxicity observed with other platinum-based chemotherapies in use for other solid tumors.
Phase 2 trial of intravenous picoplatin in combination with docetaxel (Taxotere®) and prednisone in patients with metastatic HRPC is designed to demonstrate that picoplatin improves efficacy when combined with the recommended dose of docetaxel and prednisone in the first-line setting.  In addition to safety, the trial will evaluate overall survival, prostate specific antigen (PSA) response, tumor response, time to progression and progression free survival.

•      Pivotal Phase 3 study in small cell lung cancer, initiated in 2007
Trial of intravenous picoplatin conducted under a Special Protocol Assessment (SPA) from the U.S. Food and Drug Administration (FDA) to evaluate overall survival as the primary endpoint.  Subjects of the trial are patients who are refractory to, or who have progressed within six months of completing, treatment with first-line platinum-containing chemotherapy (cisplatin or carboplatin).

3.   Please elaborate on your conclusion that picoplatin required no future development as a molecule at the time of license acquisition.  In this regard:

(a)    Please explain to us why the molecule and not the formulation that must be approved by the FDA is the appropriate level upon which to perform your alternative future use assessment.

(b)    Please explain to us why your formulation efforts and other preclinical studies, if any, and the necessity to perform clinical trials does not violate the concept in paragraph 3.2.07(b) of the Practice Aid.  This provision indicates that the future use of the asset should not be contingent on further development of the asset subsequent to the acquisition.

Response to Comment No. 3

The Company has not conducted any research to identify new chemical entities arising from the picoplatin compound, or molecule, nor has it changed the IV formulation from that which existed at the point of acquisition.  Accordingly, neither the picoplatin compound nor the IV formulation has been changed since acquisition.  Further, in response to the points of your comment:

(a) The Company confirms that it is the IV formulation, together with the picoplatin compound as the active pharmaceutical ingredient, that must be approved by the FDA upon the submission of a NDA (New Drug Application) by the Company and that the Company performed its alternative use assessment on the IV formulation.  The Company agrees that the picoplatin IV formulation is the appropriate level at which to assess alternative future uses.  The Company’s conclusion at the time of acquisition, as evidenced by its subsequent clinical activities, was that the intravenous picoplatin formulation could be used in other solid tumor cancer indications, and, therefore, had alternative future uses.  The Company apologizes for any confusion that it may have caused by its reference to the word “molecule” in its first response letter dated September 6, 2007.

(b) As your comment points out, paragraph 3.2.07(b) of the Practice Aid states that alternative future use of the asset should “not be contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date.)”  Consistent with this requirement, the Company has used the IV formulation in the same condition without alteration as of the point of acquisition for its ongoing, solid tumor cancer clinical trials listed above.

Further, the Company, in its specific circumstances, interprets “alternative future use” as the use of the asset in future human clinical trials in the treatment of different cancer indications.  The Practice Aid expands upon this point in paragraph 3.2.10(a) by stating that an alternative future use exists when “it is reasonably expected that the combined enterprise will use the intangible asset being acquired in its current condition in another currently identifiable R&D project to be commenced at a future date (for example, the acquired intangible asset represents base [or core] technology that is reasonably expected to be used in future R&D projects).”  Paragraph 3.2.10(a) concludes by noting that such circumstances suggest that the acquired intangible asset has alternative future uses.

At the point of acquisition, the Company planned to use the IV formulation of picoplatin in a Phase II study of patients with small cell lung cancer and reasonably expected that the IV formulation could be used in  additional, currently identifiable R&D projects in the form of clinical trials for other solid tumor cancer indications, such as prostate and colorectal cancer.  The Company believes that these planned alternative uses were reasonable because, at the time of the Company’s acquisition of picoplatin, other platinum-based chemotherapeutics, such as carboplatin, cisplatin and oxaliplatin, had been approved by the FDA for treatment of a variety of solid tumor cancers, including ovarian, testicular, bladder and colorectal cancers.  Intravenous picoplatin is a new generation platinum-based chemotherapeutic and could potentially be differentiated from carboplatin, cisplatin and oxaliplatin because it is designed to overcome resistance associated with platinum-based therapies and to have an improved safety profile compared to existing platinum-based chemotherapies.  Finally, the Company reasonably anticipated using the picoplatin intravenous formulation in the state in which it was acquired.  This intention is evidenced by the Company’s subsequent behavior in that it has used the IV formulation unchanged in two clinical trials (prostate and colorectal), which are in addition to small cell lung cancer.

In summary, the Company has concluded that, given the facts and circumstances at the time of its acquisition of its license to the picoplatin compound and IV formulation, the proper accounting treatment of its payments of

$12.0 million to AnorMed was as an asset due to the existence of alternative future uses because:

•      the Company reasonably expected to use the IV formulation in its acquired condition in clinical trials for other solid tumor cancer indications,

•      the clinical trials in which the Company has used the IV formulation constitute then currently identifiable R&D projects to be commenced at a future date as per paragraph 3.2.10(a) of the AICPA Practice Aid,

•      although they cannot be disclosed at this time, the Company has identified additional solid tumor cancer indications as potential candidates for the use of clinical trials, and

•      the Company subsequently used the IV formulation in its ongoing clinical trials in the same state and condition as when it acquired the asset.

As requested, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (650) 583-5727.

Very truly yours,

/s/ Caroline M. Loewy
Caroline M. Loewy
Chief Financial Officer

cc:	Securities and Exchange Commission (Jim B. Rosenberg, Senior Assistant Chief Accountant)
Poniard Pharmaceuticals, Inc. (G. McMahon, R. Martell, A. Wight, M. Jackson)
KPMG LLP (B. Johnson, P. Redburn)
Perkins Coie LLP (F. Wilson, J. Lisbakken)

EXHIBIT A

Studies Performed Prior to Picoplatin Acquisition

Summary

Prior to the acquisition of Picoplatin by Poniard in 2004, 79 preclinical studies and 37 clinical studies were performed in the development program.  Please note that picoplatin may be referred to as “AMD473” or “ZD0473” below.

A) Preclinical studies

Preclinical studies performed between 1998 and 2002 included assessment of picoplatin’s pharmacokinetics and safety profiles. A total of 23 studies have been performed in rats and dogs assessing picoplatin’s pharmacokinetics profile. The safety assessment was performed in rat and dogs in short-term studies (total of 17 studies), long-term studies (total of 2 studies), reproductive toxicology studies (total of 5 studies) and safety pharmacology studies (total of 13 studies). Analytical method validation (total of 5 studies), formulation and stability (total of 6 studies) and radiolabelled synthesis (total of 8 studies) were performed in support of sample analysis generated during the Pharmacokinetics and Toxicology studies. A detailed list of these preclinical studies is presented in Table 1.

Table 1: List of preclinical studies performed prior to picoplatin acquisition

TZR3187	TZR3187 RAT TELEMETRY AND PLETHYSMOGRAPHY STUDY
TKY236	TKY236 FORMULATION
TKM1109	TIM1093 PERIVASCULAR TOLERANCE IN MICE
TAR2855	TAR2855 PILOT STUDY IN RATS (IV)
TKR2967	TKR2967 RAT TELEMETRY STUDY
TAR2856	TAR2856 TOXICITY STUDY IN RATS (IV)
TKR3117	TKR3117 PILOT IV TOXICITY STUDY IN RATS
TRR3072	TRR3072 TERATOLOGY SIGHTING STUDY IN RATS
TAR3017	TAR3017 PILOT STUDY IN RATS (IV)
TGR3071	TGR3071 FEMALE FERTILITY SIGHTING STUDY IN RATS
TAR3018	TAR3018 PILOT IV TOXICITY STUDY IN RATS
TSR3006	TSR3006 INVESTIGATORY NEUROTOXICITY SIGHTING STUDY IN RATS
TKR3179	TKR3179 IV TOXICITY FORMULATION COMPARISON IN RATS
TKR3140	TKR3140 MALE FERTILITY SIGHTING STUDY IN RATS
TGR3009	TGR3009 MALE FERTILITY STUDY IN RATS
TGR3010	TGR3010 FEMALE FERTILITY STUDY IN RATS
TPR3008	TPR3008 6 MONTH STUDY IN RATS (IV)
TSR3149	TSR3149 NEUROTOXICITY STUDY (IV)
TAR3134	TAR3134 INVESTIGATORY PILOT STUDY IN RATS
TKD1063	TKD1063 INVESTIGATORY CARDIOVASCULAR STUDY IN DOGS
TAD998	TAD998 TOXICITY STUDY IN DOGS (IV)
TAD997	TAD997 PILOT STUDY IN DOGS (IV)
TAD1165	TAD1165 PILOT IV TOXICITY STUDY IN DOGS
TAD1089	TAD1089 PILOT STUDY IN DOGS (IV)

TAD1090	TAD1090 1 MONTH STUDY IN DOGS (IV)
TPD1085	TPD1085 6 MONTH STUDY IN DOGS (IV)
TKN296	TKN296 BLOOD COMPATIBILITY (RAT/DOG BLOOD)
TKY240	TKY240 FORMULATION & STABILITY
TDG204	TDG204 ASA/PCA ANTIGENICITY IN G. PIGS
TKY243	TKY243 STABILITY
TSY272	TSY272 RECEPTOR BINDING IN VITRO
TMV759	TMV759 AMES/E COLI - MUTAGENICITY
TYX97	TYX97 IN-VITRO CYTOGENETICS
TQR2882	TQR2882 MICRONUCLEUS
TAR3020	TAR3020 RAT 1 MONTH IV ON DIFFERENT FORMULATIONS
KPQ18	Binding of ZD0473 to plasma proteins
KML19	The Synthesis of cis-amminedichloro([2H7]-2-methylpyridine) platinum(II)
KML26	The dilution of cis-Amminedichloro (2- methyl [2,6-14C2] pyridine) platinum (II)
KML35	The Synthesis of cis-Amminedichloro (2- methyl [2,6-14C2] pyridine) platinum (II)
KML41	The dilution of cis-Amminedichloro (2- methyl [2,6-14C2] pyridine) platinum (II)
KPQ43	Development of a Stable Isotope Dilution Liquid Chromatography/Tandem Mass Spectrometry Assay for cis-Amminedichloro (2-methylpyridine) platinum (II) (ZD0473) in rat and dog plasma ultrafiltrate.
KKD23	A Study to Examine the Pharmacokinetics of [14C]-AstraZeneca ZD0473 in Blood, Plasma and Plasma Ultrafiltrate Following Single Intravenous and Oral Doses of 0.5 mg/kg to Male Dogs
KKI44	Long term stability of ZD0473 in human and rat biological matrices
KMD22	The Disposition of [14C]-AstraZeneca ZD0473 in Male Dogs.
KML034	The purication of cis-Amminedichloro (2- methyl [2,6-14C2] pyridine) platinum (II)
KML16	The Synthesis of cis-Amminedichloro(2-methyl[2,6- 14C2]pyridine)platinum (II)
KML6	The Synthesis of cis-Amminedichloro(2-methyl[2,6-14C2]pyridine)platinum (II)
KMR10 Covance study number: 88/284	[14C]-ZD0473 Routes and Rates of Excretion Following Intravenous Administration to the Rat
KMR11 Covance Study Number: 88/285	[14C]-ZD0473: Quantitative whole-body autoradiography following intravenous and oral administration to the albino and pigmented rat.
KMR14 Covance Study Number 88/300.	Routes and Rates of Excretion of Radioactivity and Platinum following a Single Oral and Intravenous Administration to the Male and Female Rat.
KMR20	Metabolism of [14C]-ZD0473 in Rat Hepatocytes
KMR27 IRI study no 169195

The Tissue Distribution and Excretion of Total Radioactivity and Platinum in the Rat Following Multiple (Once Daily for 5 Days) Intravenous Administration of [14C]-ZD0473 at a Target Dose Level of 30 mg.kg.day-1 (Quantitative Whole Body Autoradiography)

KMR28 IRI study no 169200

The Tissue Distribution and Excretion of Total Radioactivity and Platinum in the Rat Following Multiple (Once Daily for 5 Days) Intravenous Administration of [14C]-ZD0473 at a Target Dose Level of 5 mg.kg.day-1 (Quantitative Whole Body Autoradiography)

KMR29 IRI study no 169216

The Tissue Distribution and Excretion of Total Radioactivity and Platinum in the Rat Following Multiple (Once Daily for 5 Days) Intravenous Administration of [14C]-ZD0473 at a Target Dose Level of 7.5 mg.kg.day-1 (Quantitative Whole Body Autoradiography)

KMR43	The excretion of radioactivity and platinum following intravenous administration of [14C]-ZD0473 at 3 mg/kg to male rats.
KMR46	Radioactivity and Platinum Profiling of Urine samples from Tissue Distribution and Excretion studies in Rat
KMX33 Quintiles study number: DBIT1144	Investigation of the potential inhibitory effect of ZD0473 on the metabolism of cytochrome P450 (CYP) model substrates
KPR15 Covance Study number 88/305	[14C]-ZD0473 : A Study of Pharmacokinetics of Radioactivity and Platinum following a Single Oral and Intravenous Administration to the Male and Female Rat.
KPV17	Validation of an analytical procedure for the determination of total platinum in rat tissues.
KPV2	Validation of an analytical procedure for the determination of total platinum in rat plasma and plasma ultrafiltrates using ICP-MS
KPV3	Validation of an analytical procedure for the determination of total platinum in dog plasma and plasma ultrafiltrates using ICP-MS
KPV31	Validation of a Stable Isotope Dilution Liquid Chromatography/Tandem Mass Spectrometry Assay for cis-Amminedichloro (2-methylpyridine) platinum (II) (ZD0473) in Human Plasma Ultrafiltrate
KPV39	Validation of a Stable Isotope Dilution Liquid Chromatography/Tandem Mass Spectrometry Assay for cis-Amminedichloro (2-methylpyridine) platinum (II) (ZD0473) in Human Urine.
KPV42	Comparison of Platinum and Total [14C] Estimation on [14C]- Zeneca ZD0473 Spiked Dog Blood, Plasma Ultrafiltrate and Urine Samples.
KPV5	Validation of an Analytical Procedure for the Determination of Total Platinum in Dog Plasma and Plasma Ultrafiltrates using ICP-MS
TAD1089	Iv administration pilot toxicity study in the dog - document listings
TAD1090	Iv administration pivotal toxicity study in the dog - document listings
KMR11	Quantitative whole-body autoradiography following iv and oral administration to the albino and pigmented rat - document listings
TKR3179	A comparison of the toxicity of non-degraded and degraded formulations of zd0473 following iv administration to rats - document listings
TAR3018	Rat iv toxicity pivotal study - document listings
TAR3017	Iv administration pilot toxicity study in the rat - document listings
TKR2967	Quintiles, cardiovascular effects of zd0473 in conscious, telemetered rats
252	Evaluation of effects on blood pressure, heart rate, electrocardiogram, respiration and body temperature following a single intravenous dosing in conscious normotensive male wistar rats.
KPR15	A study of pk of radioactivity and platinum following a single oral & iv administration to the male & female rat - document listings
KMR10	(14c)-zd0473: routes and rates of excretion following iv administration to the rat - document listings
KMR28	Inveresk research, the tissue distribution & excretion of total radioactivity & platinum in the rat following multiple (once daily for 5
KMR20	Inveresk research, the tissue distribution and excretion of total radioactivity and platinum in the rat following multiple (once daily for 5
KMX33	Quintiles, investigation of the potential inhibitory effect of zd0473 on the metabolism of cytochrome p450 (cyp) model substrates
KML6	Isotope chemistry dilutions [14C]-ZD0473/1R1A and 1R1B

B) Clinical studies

Phase 1 and 2 clinical studies were performed between 2000 and 2004 addressing the pharmacokinetic, safety and efficacy profile of picoplatin in patients. A total of 8 Phase 1 studies were performed, a total of 12 Phase 2 studies and a total of 17 method validation studies were performed in support of the clinical program. A detailed list of these studies is presented below in Table 2.

Table 2: List of clinical studies performed prior to picoplatin acquisition

0473IL/0001	A Phase 1 Clinical & Pharmacological Study of cis-amminedichloro(2-methylpyridine) platinum (11) (AMD473, now know as ZD0473).
Japan Phase I study	ZD0473 pharmacokinetics in Japanese patients: a Phase I dose-escalation study.
0473 US trial	Phase II, multicenter open label to assess activity and tolerability in patients with cervical cancer previously treated with a platinum-based regimen.
0473IL/0002

Phase II Open Label, Multicenter Trial to Assess the Activity and Tolerability of ZD0473 Given Intravenously as Second-line Therapy to Patients with Ovarian Cancer Who Have Failed One Prior Platinum Based Chemotherapy Regimen

0473IL/0003

A Phase II Open, Multicenter Trial to Assess the Activity and Tolerability of ZD0473 Given Intravenously as Second-line Therapy to Patients with Non Small Cell Lung Cancer Who Have Failed One Prior Platinum Based Chemotherapy Regimen

0473IL/0004

A Phase II Open, Multicenter Trial to Assess the Activity and Tolerability of ZD0473 Given Intravenously as Second-line Therapy to Patients with Small Cell Lung Cancer Who Have Failed One Prior Platinum Based Chemotherapy Regimen

0473IL/0005	A Phase II Open-Label, Multicentre Trial to Assess the Activity and Tolerability of ZD0473 in Patients with Malignant Mesothelioma Who Have Failed One Prior Platinum Based Chemotherapy Regimen
0473IL/0006

A Phase II Open-Label, Multicentre Trial to Assess the Activity and Tolerability of ZD0473 Given Intravenously as First-line Therapy to Patients with Advanced (Stage IIIb/IV) Non Small-cell Lung Cancer

0473IL/0007	A Multicenter, Open-Label, Phase I Dose-escalating Trial of AstraZeneca ZD0473 Given as Monotherapy or in Combination with Gemcitabine to Patients with Refractory Solid Malignancies.
0473IL/0008	A Multicentre, Open-Label, Phase I Dose-escalating Trial of ZD0473 in Combination with Vinorelbine in Patients with Refractory Solid Malignancies.
0473IL/0009	A Multicentre, Open-Label, Phase I Dose-escalating Trial of ZD0473 in Combination with Paclitaxel in Patients with Refractory Solid Malignancies.
0473IL/0010	A Multicenter, Open-Label, Phase I Dose-escalating Trial of AstraZeneca ZD0473 Given in Combination with Topotecan to Patients with Refractory Solid Malignancies

0473IL/0011	A Clinical Pharmacology, Open Label, Multicentre Trial to Investigate the Effects of Impaired Renal Function on the Pharmacokinetics of ZD0473
0473IL/0012	Phase I Radiolabel
0473IL/0016

A multicentre, open-label, randomised, parallel-group study evaluating the efficacy and tolerability of ZD0473 versus doxorubicin HCl liposome injection (Doxilä, Caelyxä) in patients with advanced epithelial ovarian cancer refractory to platinum and paclitaxel combination chemotherapy regimens.

0473IL/0017

A multicentre, open-label, randomised, parallel-group study evaluating the efficacy and tolerability of ZD0473 versus doxorubicin HCl liposome injection (Doxilä, Caelyxä) in patients with advanced epithelial ovarian cancer sensitive to platinum and paclitaxel combination chemotherapy regimens

0473UK/0001	Open Phase II Study of the Platinum Analogue ZD0473 in Patients with Metastatic Hormone Refractory Prostatic Carcinoma : Protocol ZD0473 - Plymouth Trial 1326
0473UK/0002	ZD0473 IV in recurrent or metastatic Transitional cell carcinoma of the urinary tract
IND 129	A Phase II Study of ZD0473 Given As a Short Infusion Every Three Weeks to Patients with Advanced or Metastatic Breast Cancer
IND 131	A Phase I Study of ZD0473 and Docetaxel Given Once Every Three Weeks in Patients with Advanced Refractory Cancer
KPQ29	AstraZeneca ZD0473: Analysis of the Platinum Drug ZD0473 in Human Plasma by LC/MS/MS
KPV36	The stabilities and recoveries of ZD0473 in various matrices.
KPQ40	Development of a Stable Isotope Dilution Liquid Chromatography/Tandem Mass Spectrometry Assay for cis-Amminedichloro (2-methylpyridine) platinum (II) (ZD0473) in Human Urine.
KPV32	Validation of a Stable Isotope Dilution Liquid Chromatography/Tandem Mass Spectrometry Assay for cis-Amminedichloro (2-methylpyridine) platinum (II) (ZD0473) in Human Plasma
KPV7	Validation of a Method for the Determination of Platinum from ZD0473 in Human Plasma by Graphite Furnace Atomic Absorption Spectroscopy.
KPV8	Validation of a Method for the Determination of Platinum from ZD0473 in Human Plasma Ultrafiltrate by Graphite Furnace Atomic Absorption Spectroscopy
KPV9	Validation of a Method for the Determination of Platinum from ZD0473 in Human Urine by Graphite Furnace Atomic Absorption Spectroscopy
KPQ13	A pilot study to evaluate the feasibility of analysing topotecan lactone in human plasma.
KPQ24	Method development for the analysis of Docetaxel in human plasma.
KPQ25	Method development for the analysis of Navelbine in human plasma.
KPV12	The validation of a HPLC method for the determination of taxol (paclitaxel) in human plasma
KPV21	Validation of an analytical procedure for the determination of Docetaxel in human plasma
KPV45	Validation of an analytical procedure for the determination of Navelbine in human plasma

KPV30	Validation of an analytical procedure for the determination of Topotecan in human plasma
YAU0002	Validation of an analytical method for the determination of vinorelbine in human plasma using solid phase extraction & liquid chromatography w/ tandem mass spec detection
KPV31	Validation of a stable isotope dilution liquid chromatography/tandem mass spectrometry assay for cis-amminedichloro(2-methylpyridine) platinum(ii) in human plasma
KPV31	Development & validation of a stable isotope dilution liquid chromatography/tandem mass spectrometry assay for cis-amminedichloro(2-methylpyridine)platinum(ii) in human urine, method development